MATERIALS RELATED TO PROXY TALK

ELLIOTT®



Discussion Materials

May 12, 2025

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT INVESTMENT MANAGEMENT L.P. AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AS OF THE DATE HEREOF. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS.

ALL OF THE INFORMATION CONTAINED HEREIN IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO PHILLIPS 66 (THE "COMPANY"), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND OTHER SOURCES, AS WELL AS ELLIOTT MANAGEMENT'S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. ELLIOTT MANAGEMENT HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS ACCURATE. ELLIOTT MANAGEMENT RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY THAT COULD ALTER THE OPINIONS OF ELLIOTT MANAGEMENT WERE SUCH INFORMATION KNOWN. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE RELIABILITY, ACCURACY, FAIRNESS OR COMPLETENESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN, AND ELLIOTT MANAGEMENT AND EACH OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES AND AGENTS EXPRESSLY DISCLAIM ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED HEREIN AND/OR OMISSIONS HEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS PRESENTATION CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY'S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY'S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, "COMPANY SECURITIES"), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN, AND THERE CAN BE NO ASSURANCE THAT ANY OPINION OR ASSUMPTION HEREIN IS, OR WILL BE PROVEN, CORRECT.

THIS PRESENTATION AND ANY OPINIONS EXPRESSED HEREIN SHOULD IN NO WAY BE VIEWED AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION WITH RESPECT TO THE COMPANY, COMPANY SECURITIES OR ANY TRANSACTION. THIS PRESENTATION IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE. EACH RECIPIENT SHOULD CONSULT THEIR OWN LEGAL COUNSEL AND TAX AND FINANCIAL ADVISERS AS TO LEGAL AND OTHER MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. THIS PRESENTATION DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, COMPANY SECURITIES OR THE MATTERS DESCRIBED HEREIN.

THIS PRESENTATION DOES NOT CONSTITUTE (AND MAY NOT BE CONSTRUED TO BE) A SOLICITATION OR OFFER BY ELLIOTT MANAGEMENT OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES OR AGENTS TO BUY OR SELL ANY COMPANY SECURITIES OR SECURITIES OF ANY OTHER PERSON IN ANY JURISDICTION OR AN OFFER TO SELL AN INTEREST IN FUNDS MANAGED BY ELLIOTT MANAGEMENT. THIS PRESENTATION DOES NOT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR ENCOURAGEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT OR TO ENTER INTO ANY AGREEMENT WITH THE RECIPIENT. NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG ELLIOTT MANAGEMENT AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS PRESENTATION. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FUNDS MANAGED BY ELLIOTT MANAGEMENT CURRENTLY BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN AND MAY IN THE FUTURE BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN, COMPANY SECURITIES. ELLIOTT MANAGEMENT INTENDS TO REVIEW ITS INVESTMENTS IN THE COMPANY ON A CONTINUING BASIS AND DEPENDING UPON VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY'S FINANCIAL POSITION AND STRATEGIC DIRECTION, THE OUTCOME OF ANY DISCUSSIONS WITH THE COMPANY, OVERALL MARKET CONDITIONS, OTHER INVESTMENT OPPORTUNITIES AVAILABLE TO ELLIOTT MANAGEMENT, AND THE AVAILABILITY OF COMPANY SECURITIES AT PRICES THAT WOULD MAKE THE PURCHASE OR SALE OF COMPANY SECURITIES DESIRABLE, ELLIOTT MANAGEMENT MAY FROM TIME TO TIME (IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, INCLUDING SINCE THE INCEPTION OF ELLIOTT MANAGEMENT'S POSITION) BUY, SELL, COVER, HEDGE OR OTHERWISE CHANGE THE FORM OR SUBSTANCE OF ANY OF ITS INVESTMENTS (INCLUDING COMPANY SECURITIES) TO ANY DEGREE IN ANY MANNER PERMITTED BY LAW AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO NOTIFY OTHERS OF ANY SUCH CHANGES. ELLIOTT MANAGEMENT ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ITS INVESTMENTS IN THE COMPANY AS IT MAY DEEM APPROPRIATE.

ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION CONTAINED HEREIN. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. ALL TRADEMARKS AND TRADE NAMES USED HEREIN ARE THE EXCLUSIVE PROPERTY OF THEIR RESPECTIVE OWNERS .

ABOUT ELLIOTT

Elliott has approximately $72.7 billion in assets as of December 31, 2024.

Elliott's Approach to Investing

- **Extensive Due Diligence:** Elliott thoroughly researches each opportunity by drawing on internal and external resources

- **Team Approach:** The companies with which we engage can benefit from Elliott's diverse team of specialized experts in shareholder engagement, corporate governance, private equity, capital markets, public relations and government affairs

- **Manual Effort:** We believe Elliott's strength is in catalyzing change – not just the identification, but the creation of value

- **Industry Focus:** We work to develop deep sector knowledge and become a trusted partner to companies, boards and management teams

Since 2010…

200+
Active Engagements

140+
Directors placed on boards

Only 3 Definitive Proxies
Filed in the US prior to our Phillips 66 engagement

Representative Investments

     

Source: Bloomberg.

ELLIOTT'S ENERGY EXPERIENCE

Elliott has invested substantial capital in the energy sector globally. Elliott's investment experience spans public and private investments across various energy sectors. Elliott's private energy portfolio includes assets across the Permian, the Marcellus, the Mid-Con and the Gulf of America.

TSR of Elliott's Recent Energy Investments[1]



70

(23)

Avg. 3Y TSR vs. Industry Pre-Elliott

Avg. TSR vs. Industry Since Elliott

Elliott's Recent Experience Helping Energy Companies



- Board refreshment
- Reduced operating costs, improved commercial performance and capture
- Sold Speedway retail operations generating US$17bn in net cash
- Post Elliott's involvement, outperformed peers by ~150%



- Board refreshment
- Increased free funds flow by $2.3bn
- US$7/barrel cash operating cost reduction
- 2023 and 2024 were the safest years in Suncor's history
- Our ongoing engagement with Suncor has realized a 52% total return, outperforming the XEG by 22% since April 2022



- Board refreshment
- Established a capital allocation framework that committed to returning 80% of free cash flow to shareholders
- Since our 2017 engagement, NRG has realized a 767% total return, outperforming the XLU by 656%

Private Equity Holdings

- Investments across the energy value chain alongside of industry-leading operators
- Large upstream portfolio across the Permian, Marcellus, Mid-Continent and Gulf of Mexico

Source: Bloomberg as of 2/10/25.

(1) "TSR of Elliott's Recent Energy Investments" represents the average total shareholder return ("TSR") of Elliott energy & utilities investments in North America since 2017 vs. the relevant S&P 500 industry group index (e.g., S&P 500 Energy or S&P 500 Utilities) in the three years prior to public disclosure of Elliott's investment in the target company and following public disclosure of Elliott's investment in the target company. The target companies represent the following 12 public energy investments: Suncor Energy, Nisource, Duke Energy, DTE Energy, Centerpoint Energy, Evergy, Marathon Petroleum, Sempra, QEP Resources, FirstEnergy, Energen, NRG Energy (shown from our initial engagement in 2017).

4

PHILLIPS 66 SNAPSHOT

Phillips Petroleum Company was founded in 1917 by Lee Eldas Phillips, focusing on oil and natural gas exploration. It introduced the iconic Phillips 66 brand in 1927 (due to blend of 66% of high-octane gasoline). In 1930, the company expanded into refining, building one of the largest refineries of its time. After merging with Conoco in 2002, it became ConocoPhillips. A decade later, ConocoPhillips spun off its downstream assets into today's independent Phillips 66.

REFINING & RENEWABLE DIESEL: $3.0bn EBITDA

Third-largest independent refining system in the U.S.: 11 refineries - combined throughput of ~2mm bbl/d

MARKETING: $2.0bn EBITDA

~9,000 branded retail locations globally (~7,300 in the U.S.) for placement of refined products

MIDSTREAM: $4.1bn EBITDA

Wellhead-to-market NGL system (~65% of EBITDA) focused on the Permian and DJ basins
Transportation network (~35% of EBITDA) handling crude and refined products

CHEMICALS: $1.5bn EBITDA

50% interest in CPChem Joint Venture with Chevron ~30 manufacturing facilities with ~19 MMTA of capacity

Key Stats	
Market Cap:	$41.9bn
Net Debt:	$20.1bn
Enterprise Value:	$62.0bn
FY26E Adj EBITDA:	$10.1bn
FY26E Adj FCF:	$5.9bn
Employees	13,200
Headquarters	Houston, TX

EBITDA by Business Unit[1]



Chemicals, 14%
Refining, 28%
Midstream, 39%
Marketing & Specialties, 19%

Refining Mix by Product and Region



Other, 15%
Distillate, 39%
Gasoline, 46%
Product Mix

Atlantic Basin, 34%
West Coast, 10%
Mid Con, 33%
Gulf Coast, 23%
Capacity by Region

Midstream Mix and Revenue Type



Crude & Refined Product, 34%
NGL, 46%
Gas, 20%
Product Mix

Commodity-Sensitive, ~20%
Fee-based, ~80%
Revenue Exposure

Source: Bloomberg. Public filings and third-party energy market consultant views.
Note: EBITDA numbers reflect the sum of 2026E Segment Consensus excluding turnaround costs. All financials, estimates and calculations are available in Elliott's 4/28/2025 presentation.
(1) Percentages reflect Segment EBITDA excluding Corporate.

ELLIOTT'S GOALS AT PHILLIPS 66

01 **Improve accountability of Phillips 66's management** by adding credible directors with a mandate for change

02 **Unlock substantial value trapped** by Phillips 66's conglomerate structure

03 **Refocus the Company on operational excellence** by adding deep industry expertise to the Board

04 **Instill a culture** of ambition where Phillips 66 aims to be the top performing refining company in the world

Elliott is committed to unlocking the substantial upside at Phillips 66 for the benefit of shareholders

HOW DID WE GET HERE?

Elliott attempted to collaborate with Phillips 66 to consider change and improve performance. Neither happened.

In September 2023, Elliott approached Phillips 66 with a clear message: its assets were significantly undervalued and underperforming. Initially, the Company acknowledged challenges, particularly in refining, reaffirmed its $14 billion mid-cycle EBITDA target and the Executive Chairman announced his retirement. Elliott released a statement stating the Company leadership deserved investor support so long as they demonstrated meaningful progress against their targets over the following year, but if performance did not improve more change would be needed.

To support long-term value creation, Elliott sought to enhance the Board by adding two directors with relevant industry expertise. Yet cooperation quickly stalled. Despite the quality of the candidates proposed, Phillips 66 was slow to act and ultimately rejected several well-qualified individuals. Only after Elliott formally submitted nominations did the Company appoint Bob Pease to the Board in February 2024. In addition, throughout 2024 the Company's operating performance deteriorated and the Company continues to be woefully short of its EBITDA target.

Governance Concerns Grow

Just one month after Mr. Pease's appointment, Phillips 66 promoted Mark Lashier to the dual role of Chairman and CEO—raising significant concerns. Mr. Pease had made clear to Elliott his strong opposition to combining these roles, citing material governance risks at companies in need of a turnaround. Even more troubling, Mr. Lashier's performance over his less-than-two-year tenure had been widely viewed as underwhelming. His elevation to the top leadership role—despite the underperformance—was both puzzling and deeply concerning.

Over the next year, Phillips 66 stalled on our agreement to appoint a second director despite Elliott proposing multiple high-profile candidates, signaling an unwillingness to pursue constructive board refreshment. **This resistance reflected a deeper problem: while Elliott believes urgent and meaningful change is required to unlock value, the Company remains committed to the status quo**.

Escalating the Need for Change

The combination of continued weak financial results, poor governance decisions and no progress from our more than yearlong attempt at constructive engagement compelled Elliott to go public with its concerns in February 2025. **Unfortunately, the Company's actions since then— marked by continued resistance to change and complacency in the face of underperformance—have only strengthened our conviction that a reconstituted Board and fresh perspectives are urgently needed.**

- Phillips 66 refused to make its independent directors available for a meeting with Elliott for more than two months.
- The Company declined to disclose or answer our requests about how many directors it planned to nominate at the 2025 Annual Meeting, requiring us to pursue legal action in Delaware to obtain clarity.
- The Company immediately attempted to discredit respected industry veteran Greg Goff rather than consider his highly relevant perspective
- CEO Mark Lashier has repeatedly told investors that Phillips 66 is already fairly valued as a bizarre defensive maneuver
- Phillips 66 has released ample amounts of misleading data attempting to suggest that performance has been strong and that its goals have been met

Elliott sees a clear need for change, while Phillips 66's Board does not.

PHILLIPS 66 IS UNDERPERFORMING

Phillips 66 returns are clearly lagging its most relevant peers and the Company is deeply undervalued.

Phillips 66 Total Shareholder Return vs. Peers[1]

• vs Core Peers (VLO, MPC) • vs SOTP Weighted Peers • vs Midstream Peers



1-year: (8), (82), (27)
3-year: (32), (75), (22)
5-year: (97), (186), (91)

PHILLIPS 66 HAS CLEAR PEERS AND IS CLEARLY UNDERPERFORMING

Elliott believes Phillips 66 is deeply undervalued. **We see $19bn of trapped value** relative to sum-of-the-parts value of its assets and **another $7bn of value from improved operations** and additional value from the sale of non-core assets

TEV/EBITDA (2026E)



FAILED GOVERNANCE
POOR OPERATING PERFORMANCE
DAMAGED MGMT CREDIBILITY
CONGLOMERATE STRUCTURE

6.1X — Phillips 66
8.1X — SOTP Multiple[2]

Note: See appendix for valuation details.
(1) TSR for Phillips 66 is presented through 2/10/25, the date prior to Elliott's release of its original Streamline66 presentation (the "unaffected date").
(2) Sum-of-the-Parts multiple presented here represents the weighted average of the PSX comp set weighted by 2026E segment consensus EBITDA estimates. Refining peers reflect VLO (only pure-play refiner of scale); M&S peers reflects SUN; midstream peers include EPD, OKE, TRGP and MPLX; chemicals peers include LYB and DOW.

PHILLIPS 66'S STRUCTURE HAS FAILED SHAREHOLDERS

Since its spinoff from ConocoPhillips, Phillips 66 has underperformed its two main peers by 450%.

Phillips 66 vs. Marathon/Valero Average Cumulative Total Shareholder Return Since Spinoff From ConocoPhillips



0
(100)%
(200)%
(300)%
(400)%
(500)%
(600)%
(700)%
May-12
Nov-13
May-15
Nov-16
May-18
Nov-19
May-21
Nov-22
May-24
PHILLIPS
-450%
FOCUS ON MIDSTREAM GROWS
LACK OF REFINING FOCUS COSTS SHAREHOLDERS AS PSX UTILIZATION UNDERPERFORMED PEERS DURING THE "GOLDEN AGE" OF REFINING SPREADS (WHILE LASHIER WAS COO)
MIDSTREAM GROWTH VIA ACQUISITIONS HAS INVESTORS CONCERNED WITH DILUTIVE STRATEGY

Source: Bloomberg as of the unaffected date

PHILLIPS 66'S FAILED PIVOT TO MIDSTREAM

Phillips has significantly underperformed peers as leadership has ineffectively allocated capital to its midstream business and neglected the core refining business.



- PSX Midstream Quarterly EBITDA $mm
- PSX Cumulative TSR Underperformance vs VLO | MPC

Oct '14: "**Our strategy is a transformational change into a midstream logistics company**…"

- Greg Garland, Phillips 66 CEO

Apr '17: "I think **Midstream will certainly continue to be a growth vehicle** for us... I think Refining is a good business. It's just -- long term, I just **don't see it growing**"

Jul '18: "Our Midstream organization is moving forward with **2 major growth projects**; construction of the Gray Oak Pipeline and expansion of the Sweeny Hub."

Oct '21: Announces **$3.4bn** deal to acquire all outstanding units of PSXP.

Aug '22: Announces asset swap and **$400mm** investment to increase DCP ownership to 43%.

Jan '23: Announces **$3.8bn** deal to increase DCP ownership to 87%.

May '24: Announces **$566mm** Pinnacle Midstream acquisition.

Jan '25: Announces **$2.2bn** EPIC NGL acquisition.

As Phillips 66 acquired midstream assets at dilutive multiples, and management and Board focus has shifted away from refining, underperformance vs. Phillips 66's core peers (Valero and Marathon), has accelerated.

Source: Bloomberg, company filings.
Note: Emphasis added for all quotes globally.

REFINING AND MIDSTREAM DO NOT FIT TOGETHER

Refining and midstream have contrasting risk/return propositions, with weak capital returns vs. refiners and poor growth vs. midstream.

	REFINING	**MIDSTREAM**	**PHILLIPS TODAY**
Industry Appeal	Exposure to **refining cracks**	**Long-term, stable growth**	✖ Poor upside exposure to cracks ✖ Lack of growth; negative EPS two quarters[1]
Capital Allocation	**Growth capex discouraged**; ~100% FCF payout expected	**Accretive M&A and growth capex are rewarded**	✖ Investors fear additional midstream M&A ✖ Payout ratio target at 50% of OCF lags peers
Growth Profile	**Limited asset growth;** FCF per share growth focus	**Mid-single-digit annual EBITDA growth**	✖ Outsize capex reinvestment rate vs. refiners ✖ Growth lags midstream peers
Balance Sheet	**~1x leverage** Meaningfully constrained by volatility	**3-4x leverage** Investors support balance-sheet utilization for growth	✖ 2.1x leverage is higher than refining peers and midstream has no debt capacity
Valuation Range[2]	**~6-7x**	**~9-12x**	**~6-7x**

Source: Bloomberg.
(1)   4Q24 EPS of ($0.15) and 1Q25 EPS of ($0.90).
(2)   Based on 2026E multiples.

DESPITE STRONG ASSET QUALITY, PHILLIPS 66 OPERATIONAL EXECUTION HAS UNDERWHELMED

LACK OF REFINING EXPERTISE HAS DELIVERED INEFFICIENT REFINING OPERATIONS:

- ✖ Opex/bbl, largely in Phillips 66's control, is the highest among their core refining peers
- ✖ Minimal opex improvement from 2022 peak due to decline in natural gas pricing, with the gap vs. peers widening and recent quarters seeing costs surge once again
- ✖ Advantaged Mid-Continent position should support higher gross margins than peers, but weak commercial function results in lower observed gross margins

FAILED TO CAPITALIZE ON GROWTH OPPORTUNITIES IN THE MIDSTREAM SEGMENT:

- ✖ Missed the growth of Permian shale G&P despite having a significant first mover advantage
- ✖ Slower organic growth than the market in G&P has led to an inefficient reliance on high priced M&A



ILLUSTRATIVE EXAMPLES OF POOR OPERATIONAL PERFORMANCE

Operating Expense per Barrel (excl. TAR) ($/bbl)

REFINING

PSX
MPC
VLO
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
2018
2019
2020
2021
2022
2023
Q1
Q2
Q3
Q4
Q1
2024
2025

'16 – '24 Gathering and Processing Volume Growth

MIDSTREAM

COMPLETE FAILURE TO GROW
(2%)
38%
78%
88%
228%
PSX
EPD
OKE
ET
TRGP

	PSX	EPD	OKE	ET	TRGP
Market Cap	*$42bn*	*$66bn*	*$53bn*	*$59bn*	*$38bn*

Source: Public filings and third-party energy market consultant views.
Note: Refining Operating Expenses per barrel based on definitions presented in the appendix of Elliott's 4/28/2025 presentation available on Streamline66.com. Utilizes most recent re-casting. MPC Q1 '25 opex/bbl reflect consensus estimates per Bloomberg (4/23/25).

INVESTORS ARE VOTING WITH THEIR FEET

Indexed PSX Stock Price Performance vs VLO & MPC Average Rebased to 0% since the Unaffected Date



Following release of Elliott's Streamline66 plan, the stock outperformed peers by 11%

3/5 – 3/11: Phillips issues letter defending their structure and attends conferences to double down on midstream growth strategy[1]

"…[We] believe that our **integrated business model** generates the highest long-term value…**So we're committed to that**"

Mark Lashier, March 6, 2025

"**We can be bigger** than that and we can be better than that"[2]

Mark Lashier (on Bloomberg News) April 8, 2025

(1)   Phillips 66 issues a public letter on 3/5/25 and presents at the Wolfe and Thrive conferences to talk about the Company's strategy on 3/6/25.
(2)   "We reject the notion that the only way to be a successful refiner is to focus solely on refining. We can be bigger than that and we can be better than that." (Mark Lashier, Bloomberg News, 4/8/25).

HOW PHILLIPS 66 LEADERSHIP DESCRIBES ITS PERFORMANCE

"I am **proud of the accomplishments of the Board and management team**." – Glenn Tilton, Lead Independent Director, April 2025

"But when you look at what we've done over the long term, **we've been on a great and accelerating path to growth and enhancing our ability to return capital to shareholders**." – Mark Lashier, CEO, April 2025

"I've had **board members tell me that they're just stunned at the progress** that we've been able to make in such a short period of time." – Mark Lashier, CEO, April 2025

"We've completed the strategic priorities that we laid out in 2022, enhanced in 2023, and committed to achieving by the end of 2024. I am proud of the work our employees have done to accomplish these important priorities and deliver on our commitments to shareholders while maintaining industry-leading safety performance." – Mark Lashier, CEO, January 2025

"You simply don't achieve **results like this** without a high functioning, deeply engaged board." – Bob Pease, Independent Director, March 2025

THE CHOICE FOR PHILLIPS 66 SHAREHOLDERS:

A Support the current leadership team, which considers its performance acceptable and is committed to the status quo

B Elect shareholder-nominated directors empowered to drive accountability and improve long-term performance



STATUS QUO

- ✗ **Board and management is overtly satisfied with current performance** and **sees no need for change**

- ✗ **Poor capital-allocation execution**, continued midstream growth via **dilutive acquisitions** and/or **over-budget growth projects**

- ✗ **Worst-in-class quarterly earnings results**

- ✗ **Misleading investor communications** whereby Phillips claims commitments have been achieved

- ✗ **Lack of credible oversight** from a board that has generously rewarded management and publicly applauded their performance

STREAMLINE 66

- ✔ **A mandate to improve**

- ✔ A slate of directors who **see significant upside from current levels**

- ✔ No more **value-destructive midstream M&A** in the Company's current structure

- ✔ **Credible and independent directors with the ability to soberly review Phillips' operating performance and portfolio**

- ✔ **Renewed management accountability**

- ✔ A stronger Phillips 66 **for any market environment** and a Board positioned to capitalize on **value-creating strategic opportunities** as they appear

STREAMLINE 66

FOCUSED ON IMPROVING PHILLIPS' PERFORMANCE

SHAREHOLDER NOMINEES


Brian Coffman
Former CEO of Motiva

IMPROVE REFINING OPERATIONS


Sig Cornelius
Former CFO of Conoco Phillips

STRATEGIC EVALUATION


Mike Heim
Co-Founder of Targa Resources

UNLOCK MIDSTREAM VALUE


Stacy Nieuwoudt
Former Energy Analyst at Citadel

RESTORE INVESTOR CREDIBILITY

OUR GOALS


UPSIDE +75%

- ↗ **Improve accountability** of Phillips 66's management by adding credible directors with a mandate for change

- ↗ **Unlock substantial value trapped** by Phillips 66's conglomerate structure

- ↗ **Refocus the Company on operational excellence** by adding deep industry expertise to the Board

- ↗ **Instill a culture** of ambition where Phillips 66 aims to be the top-performing refining company in the world

$183

$103

Source: Bloomberg as of 4/23/25.
Note: Estimated potential upside based on indicative valuation detailed on page 130 in Elliott's presentation released 04/28/25 titled "Elliott's Perspectives on Value Creation."

CASE STUDY: MARATHON BEFORE PROPER GOVERNANCE

Claims of integration and tax leakage: During Elliott's initial engagement, Management resisted calls to divest Speedway due to claims of dis-synergies, tax concerns and other integration related benefits that were proven false.

Quotes from Gary Heminger, Former Chairman & CEO of Marathon Petroleum

" Now, the integration value [of Speedway] is, I would say, proprietary. **I can't give out a number from a competitive reason of that integration value, but I can say it is very significant**..." July 28, 2016

" So we look at the integration value [of Speedway]. **We look at kind of the dis-synergy if we were to do something different with Speedway, and we still believe that it has a very strong fit in our system.**" October 27, 2016

" There have been some questions about a sale of Speedway and **we have such a low tax basis in Speedway. We would find that hurdle hard to overcome**..." February 14, 2017

" The bottom line is that **there is no compelling valuation opportunity in separating our retail business**, and that any potential **separation will cause loss of integration synergies**, additional cash needed to maintain appropriate balance sheet strength, increase volatility in the remaining business, **and, we believe, result in long term value disruption.**" September 5, 2017

" As part of this exploration process, MPC and Speedway negotiated a potential post-spin supply agreement. Our analysis indicates any supply agreement structured in pursuit of a tax-free spin would be market-based and arm's length. Such a conventional supply agreement would be limited in term and in volume. As a result, the supply agreement only temporarily and partially mitigates the loss of integration synergy, and **the synergy value lost beyond the term of an initial supply agreement is substantial. In short, such a transaction, even with the supply agreement, would destroy significant value.**" September 5, 2017

" …we completed the very comprehensive review of Speedway and **the conclusion, the unanimous conclusion by the board was that Speedway would remain in the vertical integration of MPC.**" February 13, 2018

Under new leadership, Marathon was able to successfully divest Speedway at an attractive valuation with limited impact to operations, despite the Board's "unanimous conclusion" that Speedway should remain integrated within Marathon.

CASE STUDY: MARATHON AFTER PROPER GOVERNANCE

Claimed integration dis-synergies were solved with contracts. Separation resulted in sustained value creation which far outweighed the tax leakage (initially overestimated by Management).

– Quotes from Mike Hennigan, CEO of Marathon Petroleum

" Let me make one comment on the Speedway deal relative to that is **we still believe we're going to get the benefit of integration. That's not lost because of the supply agreement that we have and the fact that we'll continue to be using our logistics assets**."
August 3, 2020

" **I mentioned Speedway sale is a win-win**, I think at the end of the day 7-Eleven is getting a quality team and a group of assets that enhance their portfolio, at the same time **MPC is monetizing the retail margin, but keeping the fuel supply chain**." November 2, 2020

" On the portfolio we completed the Speedway sale receiving $17.2 billion of proceeds from that transaction and **securing the 15-year fuel supply agreement with 7-Eleven**." February 2, 2022

– Quote from Brian Partee, Senior Vice President, Marketing of Marathon Petroleum

" If you think about the history of the Speedway portfolio literally growing up over decades in and around the infrastructure. **So it's important to us to preserve the integration value operationally associated with that, which we've done so in the contract**."
August 3, 2020

Marathon's prior Management and Board continued pointing towards the loss of integration benefits, which was quickly disproven, through thoughtful structuring and commercial engagement.

CASE STUDY: POOR ASSETS OR POOR MANAGEMENT

	BEFORE NEW MANAGEMENT	AFTER NEW MANAGEMENT
MARATHON	"We use [a lower EBITDA multiple] for MPC given **its relatively less desirable refining asset footprint.**" **Jefferies, August 2016**	"**Rain or Shine, Buybacks through Cycle; Upgrade to Buy.**" **Jefferies, March 2023** "**MPC is a top-tier refining operator** with commercial excellence…**MPC [is our] top refining pick** even after dramatic outperformance over roughly the past two years." **Raymond James, January 2023**
SUNCOR	"**[With] SU's older asset base** and the current rising cost environment, it could be **difficult to lower operating costs.**" **J.P. Morgan, April 2022**	"**SU continues to execute well under CEO Kruger, with strong operational results at nearly every Upstream and Downstream asset...Results have been impressive across the board** YTD '24, which we think is indicative of a series of smaller achievements around factors like turnaround benchmarking/efficiency and better use of physical integration, **but also a change in culture at the company more broadly**." **J.P. Morgan, November 2024**







20



ELLIOTT MARATHON

MARATHON PETROLEUM CASE STUDY

Our experience at Marathon adds to our conviction that Phillips can dramatically improve performance

Marathon added a new director in consultation with Elliott to strengthen governance

- Transitioned to new executive leadership
- Reduced operating costs by >$1bn across business operations, while also improving commercial performance and margin capture
- Sold Speedway retail operations generating $17bn in net cash proceeds and supporting a best-in-class capital return program and investment grade balance sheet

Value of $100 Invested Since Elliott's Public Disclosure of Marathon Position

$322
$144
Marathon
PHILLIPS 66

	Marathon	STREAMLINE 66
Improve Operating Performance in line with VLO	Closed a ~$2/bbl EBITDA gap over Mike Hennigan's first two years on the job	~$3.75/bbl EBITDA gap to Valero in 2024
Divest Assets	Speedway ~$17bn % of Mkt Cap[1] ~45%	Potential Sale of Midstream, CPChem, JET Net Proceeds[2] ~$43bn % of Mkt Cap[3] 103%
Use Proceeds from Asset Sales and Operating Cash Flow to Repurchase Shares	MPC has retired ~50% of its shares outstanding since 2021	We estimate Phillips could retire ~80% of its shares outstanding[4]

ELLIOTT-PRESENTED UPSIDES

Stock Price Upside	**60%[4]**	**75%**

ACTUAL RESULTS

TSR vs. Peers Since Elliott	**149%[5]**	**?**

LIKE MARATHON, PHILLIPS 66 CAN BE RESTORED TO A TOP-PERFORMING ENERGY COMPANY



(1) Speedway % of market cap as of closing date of MPC sale of Speedway to 7-Eleven on 5/14/21.
(2) Includes Midstream, CPChem, JET. Further details on page 132 in Elliott's Presentation released 04/28/25 titled "Elliott's Perspectives on Value Creation."
(3) Assumes that net proceeds of $43bn are used to repurchase shares at an average 25% premium to the current trading price.
(4) Elliott's upside for MPC from its 2019 Public Presentation.
(5) MPC cumulative TSR vs. VLO and PSX since Elliott's public presentation on 9/25/19.

STRONGER NOMINEES FOR PHILLIPS 66'S BOARD

Elliott has assembled a **purpose-built slate of independent directors** who collectively bring expertise and perspectives urgently needed to address the issues Phillips 66 faces today.



IMPROVE REFINING OPERATIONS



BRIAN COFFMAN

Former CEO of Motiva Enterprises and former SVP of Refining at Andeavor

- ✓ Proven Refining Operator
- ✓ Experience Managing some of Phillips 66's Assets
- ✓ Sleeves-Up Leader



STREAMLINE PORTFOLIO



SIGMUND CORNELIUS

Former SVP and CFO of ConocoPhillips

- ✓ Experienced Energy Operator and CFO with Transaction Experience
- ✓ Extensive Board Experience
- ✓ Experience Managing some of Phillips 66's Assets



UNLOCK MIDSTREAM VALUE



MICHAEL HEIM

Co-founder and former President and COO of Targa Resources

- ✓ Built Multi-Billion Dollar Midstream Enterprise
- ✓ Robust Midstream Operating Experience



RESTORE INVESTOR CREDIBILITY



STACY NIEUWOUDT

Former Energy and Industrials Analyst at Citadel

- ✓ Understands the Capital Allocation Expectations of Energy Investors
- ✓ Experience in Driving Value Creation from the Board Level

SOCIAL MEDIA POSTS



Streamline 66  @streamline66 · 7m

Independent proxy advisor Glass Lewis, citing Phillips 66's (NYSE: PSX) underperformance and poor governance, recommends that shareholders support Elliott's case for urgent change by voting for board nominees Brian Coffman, Sigmund Cornelius and Michael Heim. #Streamline66

INDEPENDENT PROXY ADVISOR GLASS LEWIS BACKS ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66



ⓘ Click here for more important information

Proxy Firm Glass Lewis Backs Elliott's Case for Change at Phillips 66

From streamline66.com



Streamline 66
106 followers
Promoted

Phillips 66 (NYSE: PSX) CEO Mark Lashier has been richly rewarded for failure, reaping $79M in compensation since 2022. As the company continues to underperform, Lashier and his management team insist the current strategy is working. Vote for **#Streamline66** today:

PHILLIPS 66 CEO MARK LASHIER'S REWARD FOR FAILURE:
$79M IN COMPENSATION SINCE 2022

STREAMLINE 66

ⓘ Click here for more important information

Phillips 66 CEO Lashier: Richly Rewarded for Failure | Elliott

streamline66.com

Learn more



Streamline 66
106 followers
Promoted

· · ·

Phillips 66's (NYSE: PSX) CEOs reaped an eye-popping $140M from 2020-2024 —despite ongoing stock and operating underperformance and missed cost targets. Why are shareholders footing the bill for big CEO paydays in the face of lackluster returns? #Streamline66

RICH PAY, LACKLUSTER RETURNS:
$140M TO PHILLIPS 66 CEOS FROM 2020-2024

STREAMLINE 66

ⓘ Click here for more important information

Phillips 66 Shareholders Pay Dearly for Underperformance | Elliott

streamline66.com

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Streamline 66
106 followers
Promoted

At Phillips 66 (NYSE: PSX), the numbers don't lie. The company has dramatically underperformed its peers since 2019, and shareholders have missed out on substantial returns. Vote the GOLD proxy card today to support a better tomorrow with #Streamline66.



STREAMLINE 66
AT PHILLIPS 66, THE NUMBERS DON'T LIE
Value of $100 Invested in Phillips 66 Versus Its Peers[1]
$322
$202
$144
Marathon
Valero
Phillips 66
Click here for more important information
Note: (1) Per Bloomberg, from 9/24/19 publication of Elliott's Marathon public presentation until 2/10/25, the date prior to release of Streamline 66 presentation.

At Phillips 66, the Numbers Don't Lie About Underperformance | Elliott
streamline66.com

Learn more

WEBSITE MATERIALS



STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

GLASS LEWIS RECOMMENDS SHAREHOLDERS SUPPORT ELLIOTT'S CASE FOR URGENT BOARD CHANGE AT PHILLIPS 66

Leading independent proxy advisory firm Glass Lewis has recommended shareholders support meaningful boardroom change by voting for the election of three Elliott director nominees – Brian Coffman, Sigmund Cornelius and Michael Heim – to Phillips 66's Board of Directors at the 2025 Annual Meeting of Shareholders.



GLASS LEWIS

View Press Release →

YOUR VOTE MATTERS VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →



Vote by May 21 for a Better Future a...
Voting by mail •
Mail ballots...
STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS

View How To Vote video transcript

ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The

purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S PERSPECTIVES ON VALUE CREATION

April 29, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.



Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former President and COO of **Targa Resources**



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

MATERIALS







Press Releases

GLASS LEWIS RECOMMENDS SHAREHOLDERS SUPPORT ELLIOTT'S CASE FOR URGENT BOARD CHANGE AT PHILLIPS 66

May 10, 2025

Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025

Press Releases

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025

SUBSCRIBE TO RECEIVE UPDATES

 Email Address →



©2025 Elliott Investment Management L.P. All rights reserved
Privacy Policy | Disclaimer



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



STREAMLINE 66

Home Nominees Podcast Materials About Elliott Contact How To Vote

PRESS RELEASES



Press Releases

GLASS LEWIS RECOMMENDS SHAREHOLDERS SUPPORT ELLIOTT'S CASE FOR URGENT BOARD CHANGE AT PHILLIPS 66

May 10, 2025


ELLIOTT
STREAMLINE 66
The Choice for Shareholders
May 6, 2025

Press Releases

ELLIOTT MANAGEMENT PRESENTS THE CHOICE FOR PHILLIPS 66 SHAREHOLDERS

May 6, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025



Press Releases

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025


ELLIOTT
STREAMLINE 66
Elliott's Perspectives on Value Creation
April 28, 2025

Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025



Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS

April 22, 2025



Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE


STREAMLINE 66
PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST
EFFECTIVENESS OF CEO

Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION



Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT







April 17, 2025

April 16, 2025

April 15, 2025

Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025

STREAMLINE 66
PODCAST

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025

Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025







Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025

Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025

Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →



STREAMLINE 66

©2025 Elliott Investment Management L.P. All rights reserved

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed

by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

